NO ACT

RS
9-28-12

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Received SEC

NOV 27 2012

12028500

Washington, DC 20549

November 27, 2012

Gary DeFazio
Becton, Dickinson and Company
gdefazio@bd.com

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 11-27-12

Re: Becton, Dickinson and Company
Incoming letter dated September 28, 2012

Dear Mr. DeFazio:

This is in response to your letters dated September 28, 2012 and November 21, 2012 concerning the shareholder proposal submitted to BD by Kenneth Steiner. Copies of all of the correspondence related to this matter will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Ted Yu
Senior Special Counsel

cc: John Chevedden
FISMA & OMB Memorandum M-07-16

November 27, 2012

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Becton, Dickinson and Company
Incoming letter dated September 28, 2012

The proposal requests that the board take the steps necessary so that each shareholder voting requirement in the charter and bylaws that calls for a greater than simple majority vote be changed to require a majority of the votes cast for and against such proposals. If necessary, this means the closest standard to a majority of the votes cast for and against such proposals consistent with applicable laws.

There appears to be some basis for your view that BD may exclude the proposal under rule 14a-8(i)(10). Based on the information you have presented, it appears that BD's policies, practices, and procedures compare favorably with the guidelines of the proposal and that BD has, therefore, substantially implemented the proposal. Accordingly, we will not recommend enforcement action to the Commission if BD omits the proposal from its proxy materials in reliance on rule 14a-8(i)(10).

Sincerely,

Ted Yu
Senior Special Counsel

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

From: Gary DeFazio <gary_defazio@bd.com>
Sent: Wednesday, November 21, 2012 10:31 AM
To: shareholderproposals
Cc: ***FISMA & OMB Memorandum M-07-16***
Subject: Becton, Dickinson and Company No-Action Request
Attachments: DMNAFLKS1-#317884-v1-BD_no-action_request_(Steiner).PDF

I furtherance of the no-action request (copy attached) previously submitted by Becton, Dickinson and Company ("BD") pursuant to Rule 14a-8, I am writing to confirm that yesterday, November 20, the BD Board of Directors approved an amendment to BD's Restated Certificate of Incorporation to remove Article VI (referred to as the "Fair Price Provision" in the no-action request) and the submission of such amendment to a vote of BD's shareholders at BD's 2013 Annual Shareholders Meeting. The Board will recommend that the BD shareholders approve the amendment at said meeting.

Very truly yours,

Gary DeFazio

Gary DeFazio
Vice President & Corporate Secretary
BD
tel: 201-847-5873 cell: 201-300-7326 fax: 201-847-5583
E-mail: gdefazio@bd.com Website: www.bd.com

Headquarters Mailing Address: BD (Becton, Dickinson and Company) 1 Becton Drive Franklin Lakes, NJ 07417 U.S.A. ***

Gary DeFazio
Vice President and Corporate Secretary
1 Becton Drive
Franklin Lakes, NJ 07417-1880
Tel: 201-847-5873
Fax: 201-847-5583
Email: gdefazio@bd.com

BD
Helping all people
live healthy lives

September 28, 2012

VIA EMAIL

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: Becton, Dickinson and Company; Omission of Shareholder Proposal from Proxy Materials Pursuant to Rule 14a-8 Promulgated Under the Securities Exchange Act of 1934, as amended, and Request for No-Action Ruling

Dear Sir or Madam:

In accordance with Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended, Becton, Dickinson and Company, a New Jersey corporation (the "Company"), is filing this letter with respect to a certain shareholder proposal and supporting statement (the "Proposal") submitted by Kenneth Steiner (the "Proponent"), with John Chevedden as his proxy, on July 17, 2012 (attached hereto as Exhibit A), for inclusion in the proxy materials that the Company intends to distribute in connection with its 2013 Annual Meeting of Shareholders (the "2013 Proxy Materials"). We hereby request confirmation that the staff of the Office of Chief Counsel (the "Staff") will not recommend any enforcement action if, in reliance on Rule 14a-8(i)(10), the Company excludes the Proposal in its entirety from its 2013 Proxy Materials.

I. The Proposal

The Proposal is captioned "4* - Adopt Simple Majority Vote" and requests that the board of directors of the Company (the "Board") "take steps necessary so that each shareholder voting requirement in [the Company's] charter and bylaws that calls for a greater than simple majority vote be changed to require a majority of the votes cast for and against such proposals. If necessary this means the closest standard to a majority of the votes cast for and against such proposals consistent with applicable laws."

II. Statements of Reasons to Exclude Entire Proposal

The Proposal is moot and will be substantially implemented

A. Background

Rule 14a-8(i)(10) permits a company to exclude a shareholder proposal from its proxy materials if the company has substantially implemented such proposal. The Commission stated in 1976 that the predecessor to Rule 14a-8(i)(10) was "designed to avoid the possibility of shareholders having to consider matters which have already been favorably acted upon by the management." Exchange Act Release No. 12598 (July 7, 1976). When a company can demonstrate that it already has taken actions to address each element of a shareholder proposal, the Staff concurred that the proposal has been "substantially implemented" and may be excluded as moot. *See e.g., Exxon Mobil Corp.* (avail. Jan. 24, 2001); *The Gap, Inc.* (avail. Mar. 8, 1996); *Nordstrom, Inc.* (avail. Feb. 8, 1995).

Moreover, a proposal need not be "fully effected" by the company in order to be excluded as substantially implemented. *See* Exchange Act Release No. 40018 at n. 30 and accompanying text (May 21, 1998); Exchange Act Release No. 20091 at § II.E.6. (Aug. 16, 1983). Substantial implementation under Rule 14a-8(i)(10) only requires that a company's actions satisfactorily address the underlying concerns of the proposal and that the "essential objective" of the proposal has been addressed, even if the manner by which the Company implements the proposal does not necessarily directly correspond to the actions sought by the shareholder proponent. *See, e.g., Express Scripts, Inc.* (avail. Jan. 28, 2010); *Caterpillar Inc.* (avail. Mar. 11, 2008).

Furthermore, board actions that adequately address the underlying concerns of the shareholder proposal but require pending board and shareholder approval can still satisfy the requirements for exclusion. The Staff has consistently granted no-action relief under Rule 14a-8(i)(10) where a company intends to omit a stockholder proposal on the grounds that the board of directors is expected to take certain action that will substantially implement the proposal, and then supplements its request for no-action relief by notifying the Staff after such action has been taken. *See, e.g., Applied Materials, Inc.* (avail. Dec. 19, 2008) (determining that in light of anticipated board and shareholder approval, the Board's expectation to approve certain amendments to the organizational documents addressing the shareholder proposal was sufficient to exclude such proposal under Rule 14a-8(i)(10)); *Sun Microsystems, Inc.* (avail. Sep. 17, 2008); *Johnson & Johnson* (avail. Feb. 19, 2008).

B. Actions By the Board Will Substantially Implement the Proposal

The Company believes that the Proposal may properly be excluded from the 2013 Proxy Materials pursuant to Rule 14a-8(i)(10) because the Board will in the near future consider a proposal regarding adoption of a restated charter (the "Restated Charter") that amends the Company's Restated Certificate of Incorporation (the "Current Charter") and substantially implements the Proposal (the "Management Proposal"). The Management Proposal substantially implements the Proposal and, accordingly, the Proposal may be excluded from the 2013 Proxy Materials in reliance on Rule 14a-8(i)(10).

The only provision implicated in the Current Charter by the Proposal is Article VI ("Fair Price Provision"). The Fair Price Provision requires that certain business combinations must receive the affirmative vote of at least 80% of the votes entitled to be cast by the holders of all then outstanding shares of capital stock which by their terms may be voted on all matters submitted to shareholders of the Company generally. The Management Proposal to be considered by the Board would amend the Current Charter to eliminate all supermajority voting requirements, including deleting the Fair Price Provision in its entirety. By eliminating the only provision in the Current Charter that is implicated by the Proposal, the Company believes that it has achieved the essential objective of the Proposal.

The Company is not aware of any requirements in the Company's By-laws that calls for a greater than simple majority vote by stockholders. As a result, the Company does not believe any changes to the Company's Bylaws are implicated by the Proposal.

The Board is expected to approve the Management Proposal and subsequently the Restated Charter. In addition, the Board will recommend that the stockholders approve the Restated Charter at the 2013 Annual Shareholders Meeting. In addition, the Company will subsequently notify the Staff after Board consideration of the Restated Charter.

IV. Conclusion

Based upon the foregoing facts, we believe that upon the approval of the Restated Charter, the Board will have taken all steps within its power to eliminate all supermajority vote requirements contained in the Current Charter, and thereby will have achieved the "essential objection" of, and "substantially implemented," the Proposal. Thus, we respectfully request that the Staff concur that it will take no action if the Company omits the Proposal from its 2013 Proxy Materials in accordance with Rule 14a-8(i)(10). If you have any questions or if the Staff is unable to agree with our conclusions without additional information or discussions, we respectfully request the opportunity to confer with members of the Staff prior to issuance of any written response to this letter.

Pursuant to Rule 14a-8(j), we are attaching a copy of the Proposal. Because this request will be submitted electronically pursuant to guidance found on the Commission's website, we are not enclosing the additional six copies ordinarily required by Rule 14a-8(j). A copy of this submission is being emailed simultaneously to the Proponent, care of Mr. Chevedden, as notification of the Company's intention to omit from its 2013 Proxy Materials the Proposal in its entirety. The letter constitutes the Company's statement of the reasons it deems the omission of the Proposal to be proper.

Please call the undersigned at (201) 847-5873 if you should have any questions or need additional information or as soon as a Staff response is available. I also may be reached by email at gdefazio@bd.com, or by fax at (201) 847-5583.

Very truly yours,

Gary DeFazio

Gary DeFazio

cc: Kenneth Steiner
c/o John Chevedden
*** FISMA & OMB Memorandum M-07-16 ***

317877

Exhibit A

[BDX: Rule 14a-8 Proposal, August 13, 2012]

4* – Adopt Simple Majority Vote

Shareholders request that our board take the steps necessary so that each shareholder voting requirement in our charter and bylaws that calls for a greater than simple majority vote be changed to require a majority of the votes cast for and against such proposals. If necessary this means the closest standard to a majority of the votes cast for and against such proposals consistent with applicable laws.

Shareowners are willing to pay a premium for shares of corporations that have excellent corporate governance. Supermajority voting requirements have been found to be one of six entrenching mechanisms that are negatively related to company performance according to "What Matters in Corporate Governance?" by Lucien Bebchuk, Alma Cohen and Allen Ferrell, Harvard Law School.

This proposal topic won from 74% to 88% support at Weyerhaeuser, Alcoa, Waste Management, Goldman Sachs, FirstEnergy, McGraw-Hill and Macy's. The proponents of these proposals included Ray T. Chevedden and James McRitchie.

Currently a 1%-minority can frustrate the will of our 79%-shareholder majority. Supermajority requirements are arguably most often used to block initiatives supported by most shareowners but opposed by management.

This proposal should also be evaluated in the context of our Company's overall corporate governance as reported in 2012:

The Corporate Library/GMI, an independent investment research firm said Chairman Edward Ludwig's total summary pay, which exceeded $10 million, consisted of stock appreciation rights that simply vested over time and 24% consisted of components that were not directly linked to company performance – including base salary and change in pension value. As a potential consequence our company's total one-year shareholder return was negative – compared to a positive 4% for our company's peers and a positive 8% for the S&P 500.

In addition, not included in Mr. Ludwig's total pay was $11 million he gained from the 2011 exercise of 220,000 options. Plus Mr. Ludwig could gain $29 million if he is terminated without cause.

We had an 80% shareowner vote requirement which could prevent us from obtaining a profitable offer for our stock. Our company did not have an Independent Chairman. This was compounded by the 25-years of independence comnpromising long tenure for our so-called Lead Director. Henry Becton was both our Lead Director and chaired our Nomination Committee. Directors Claire Fraser-Liggett and Adel Mahmoud owned less than 115 shares each and yet each was assigned to two board committees.

In 2011 we gave 49% support for 10% shareholders to be able to call a special meeting – an indication that we want improvements in our corporate governance. Why can't our management take leadership in improving corporate governance instead of being pushed into improvements by shareholders?

Please encourage our board to respond positively to this proposal to initiate improved governance and increase our competitiveness: **Adopt Simple Majority Vote – Proposal 4.***